Exhibit 6
Execution Copy

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (the “Agreement”) is made as of this 17th day of April, 2013, by and between Viola P.E. GP Ltd. (subject to Section 8.12, “Viola”), an Israeli company and Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”).

WHEREAS,                        RRsat Global Communications Network Ltd. (the “Company”) is an Israeli public company, whose Ordinary Shares, nominal value NIS 0.01 each (the “Shares”), are traded on the NASDAQ Stock Exchange (“Nasdaq”);

WHEREAS,                         Del-Ta Engineering and its affiliates (collectively, “Del-Ta”) hold, as of the date hereof, Shares constituting approximately 39.26% of the Company's issued and outstanding share capital;

WHEREAS,                       Viola has entered into that certain Share Purchase Agreement and that certain Shareholders Agreement with each of David Rivel (“Rivel”) and Kardan Communications Ltd. (“Kardan”), dated each April 4, 2013 (such agreements, as may be amended or supplemented from time to time, the “Rivel Purchase Agreement”, the “Rivel Shareholders Agreement”, the “Kardan Purchase Agreement” and the “Kardan Shareholders Agreement” respectively), such that immediately following the consummation of the transactions contemplated under such agreements to occur at the closing of the Rivel Purchase Agreement and the Kardan Purchase Agreement (the “Rivel Closing” and the “Kardan Closing”, respectively), Viola is expected to hold Shares constituting approximately 20% of the Company's issued and outstanding share capital as of the date hereof and to have voting proxies with respect to additional Shares that together with the foregoing Shares represent approximately 36% of the issued and outstanding Company's share capital as of the date hereof;

WHEREAS,                        Viola and Del-Ta (each, a “Shareholder”) wish to agree on the matters set forth in connection with their holdings of Ordinary Shares of the Company.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties hereto agree as follows:

1.	Board of Directors

1.1.              The Board of Directors of the Company (the “Board”) shall consist of a number of directors equal to (i) nine (9) directors, plus (ii) such minimum number of directors whose election and qualification is specifically prescribed by the Israeli Companies Law, 1999 and the regulations promulgated thereby, as amended (the “Companies Law”) (the “Unaffiliated Directors”). As of the date hereof, the Unaffiliated Directors consist of two (2) External Directors (as defined and within the meaning of the Companies Law), and it is clarified that an Independent Director (as defined and within the meaning of the Companies Law) shall not constitute an Unaffiliated Director under this Agreement.

1.2.              As soon as reasonably practicable after the Kardan Closing, each Shareholder shall and shall cause the Company to take such actions as reasonably required in order to convene, within no later than 45 days after the Kardan Closing, a general shareholders meeting of the Company (the “General Meeting”) in which the agenda shall include the following proposals (i) a proposal to amend the Company's Articles of Association as set forth in Schedule 1.2 attached hereto, to provide that (a) the members of the Board shall be elected, replaced and removed by the general meeting of the shareholders of the Company, by a simple majority vote, provided that the foregoing shall not apply to the election, removal and replacement of Unaffiliated Directors if and to the extent prescribed otherwise by the Companies Law, and (b) the majority vote and quorum required for adoption of resolutions of the Board shall be as set forth in Sections 1.13 through 1.15 below, and (ii) to replace all then serving members of the Board (other than the Unaffiliated Directors) with newly elected directors consistent with the provisions of Section 1.3 below. Each Shareholder undertakes to vote and cause its affiliates to vote all their Shares in favor of amending the Company's Articles of Association and replacing the members of the Board as set forth in this Section 1. From the date of the Rivel Closing, the Shareholders shall take all actions necessary in order to ensure that at least one director in the Board is a nominee designated by Viola. From the Kardan Closing each Shareholder shall and shall cause its affiliates to exercise the voting power held by them in a manner consistent with the intent of this Section 1.3 and take such actions as are required in order to cause the designation of members to the Board as set forth in Section 1.3 (including, without limitation, that for as long as the election of the Company’s directors is effected in accordance with the cumulative voting mechanism currently set forth in the Company’s Articles of Association, each Shareholder shall and shall cause its affiliates to vote their Shares in favor of the appointment of persons designated to the Board in accordance with Section 1.3, which vote shall be made in such portions representing a good faith intention that, and as is reasonably expected to result in (but without an obligation or assurance), such persons being elected as directors).

1.3.              The members of the Board shall be designated as follows:

 1.3.1.              Four (4) directors (which are not Unaffiliated Directors) shall be designated by Del-Ta or by any transferee of its Shares designated by Del-Ta (or if Del-Ta, its Permitted Transferees and all its other transferees that become parties to this Agreement hold collectively voting power over less than 3,469,312 Shares and more than 1,734,656 Shares, then two (2) directors);

 1.3.2.              Four (4) directors (which are not Unaffiliated Directors) shall be designated by Viola or by any transferee of its Shares designated by Viola (or if Viola, its Permitted Transferees and all its other transferees that become parties to this Agreement hold collectively voting power over less than 3,469,312 Shares and more than 1,734,656 Shares, then two (2) directors);

Each of Del-Ta or such transferee designated under Section 1.3.1 and Viola or such transferee designated under Section 1.3.2 is referred to also as a “Designating Shareholder”.

 1.3.3.              For any type of Unaffiliated Director each Designating Shareholder shall nominate one half of the minimum number of members required by the Companies Law of such type of Unaffiliated Directors, and to the extent the minimum number by law is one or an odd number, then the member or the last member, respectively, shall be jointly nominated by both Designating Shareholders. Accordingly, as of the date hereof, each Designating Shareholder shall nominate one (1) External Director. The provisions of this Section 1.3.3 concern solely the nomination of Unaffiliated Directors while their election shall be made in accordance with the provisions of the Companies Law. If the nomination of the External Directors may not be made by all Designating Shareholders at the same time due to the date of expiry or termination of the directorship term of the external Directors at different dates, then the first External Director shall be nominated by the Designating Shareholder then holding the largest voting power in the Company, and the other Designating Shareholder shall nominate the subsequent External Director to be elected. Any subsequent nomination of an External Director designated by a specific Designating Shareholder for re-election or replacement shall be made by the same Designating Shareholder.

 1.3.4.              The Designating Shareholders shall jointly agree on the identity of one director which shall qualify as an Independent Director (as defined and within the meaning of the Companies Law) and as an independent director (as defined in the rules of Nasdaq, as amended from time to time).

1.4.              Each Designating Shareholder shall cooperate and use reasonable efforts to designate directors that possess the required qualification or requirements prescribed by applicable law and the rules of Nasdaq, as amended from time to time.

1.5.              At each General Meeting in which any member of the Board is elected, removed or replaced, the Shareholders shall exercise the voting power held by them for the election of the director(s) designated or nominated as set forth in Section 1.3, as notified by the respective Designating Shareholder(s) to the other Shareholders in advance of such General Meeting, and against any other proposed candidate not designated or nominated in accordance with Section 1.3. The above shall remain in effect as long as the person designated or nominated by a Designating Shareholder qualifies with all applicable legal requirements (including, applicable stock exchange rules and regulations).

1.6.              At each General Meeting in which any member of the Board is proposed to be removed or replaced, the Shareholders shall exercise the voting power held by them against the removal or replacement of any director, unless notified in writing and in advance of such General Meeting by the Designating Shareholder(s) having the right to designate or nominate such member in accordance Section 1.3, in which case the Shareholders shall exercise the voting power held by them for the removal of such director(s) as indicated in such notice.

1.7.              In case resolutions are adopted by the Company’s shareholders other than at a General Meeting, the applicable provisions of this Section 1 shall apply, mutatis mutandis.

1.8.               If the Company’s directors are elected in a manner other than as set forth in the current Articles of Associations of the Company or as amended pursuant to Section 1.2 above, then the parties will amend this Agreement as shall be necessary to provide for such mechanism that will reflect, as similarly as possible, the parties’ agreement set forth in Section 1.3.

1.9.              The Shareholders shall not enter into any agreement or understanding, or amend or waive any existing agreement or understanding with any person, the effect of which would be inconsistent with or result in a violation of the provisions and undertakings referred to in this Section 1, and the grant of any voting proxy or other rights with respect to Shares by a Shareholder and its affiliates shall only be permitted if the voting of the Shares subject to such proxy or rights continue to be subject to and comply with Section 1.

1.10.            For as long as Del-Ta designates or has the right to designate an observer to the Board, Viola shall have the right to designate the same number of observers, and the Shareholders agree and shall take all necessary action to ensure that, no observers shall be designated to or shall be serving on the Board unless the total number of observers is not more than two, and the observers are designated as set forth in this Section 1.10.

1.11.            Each Shareholder agrees not to, and to cause its respective affiliates not to, whether directly or indirectly, (i) make, or in any way participate in any “solicitation” of “proxies” to vote (as such terms are used in the rules under the Securities Exchange Act of 1934 (collectively, as amended, the “Exchange Act”)), submit any shareholder proposal to the Company or demand that the Company convene a shareholders’ meeting, or (ii) seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; in each case, in respect of any resolution or matter which conflicts, violates or contravenes the provisions of this Section 1. Each Shareholder shall vote their Shares AGAINST any proposed resolution which may conflict, violate or contravene any of the provisions of this Section 1.

1.12.            The Chairman of the Board shall be elected from among the directors who were designated by the Designating Shareholder who, at the time of election, holds the largest voting power in the Company, subject to the prior written consent of the other Designating Shareholder to the identity of the Chairman. It is acknowledged that as of the date hereof, the Designating Shareholder holding the largest voting power in the Company is Del-Ta. Notwithstanding the foregoing, for the purpose of this Section 1.12, Viola shall be deemed to be the Designating Shareholder holding the largest voting power in the Company, at the first instance in which the aggregate voting power held by Viola exceeds the aggregate voting power of Del-Ta by at least 4% (four percent) of the total voting power in the Company.

1.13.            The amendment to the Articles of Association of the Company, as set forth in Section 1.2 above (the date such amendment is adopted, the “Adoption Date”), shall  provide that the following resolutions shall be subject to the approval of the Board and shall require the affirmative vote or consent of more than 70% of the directors participating in the vote:

 1.13.1.              Material changes in the nature of the Company’s business (it being clarified that the entry into (including by acquisition, however structured) any business that is related to, an extension or complimentary to the Company’s business shall not be deemed a material change in the nature of the Company’s business).

 1.13.2.              Issuance of shares or securities convertible into shares of the Company that, together with any such issuances during the period that is the shorter of (i) the preceding 24 months or (ii) the period from the Adoption Date to the date of issuance, constitute more than 25% of the issued and outstanding share capital of the Company, on a fully diluted basis, on the date of issuance.

 1.13.3.              Appointment and removal of the Chief Executive Officer of the Company, and determination or amendment of his/her employment terms.

 1.13.4.              An acquisition by the Company of another business or an investment transaction by the Company, in each case, in consideration for a payment by the Company in cash and/or by assumption of debt by the Company of at least $US 30 million.

 1.13.5.              Any change to the Dividend Policy (as defined below).

 1.13.6.              The declaration of any dividend by the Company (other than dividend of bonus shares or any recapitalization event) that is not within the Dividend Policy, as then in effect.

Except as set forth above or as required by applicable law, all resolution of the Board and shareholders shall be adopted by a simple majority of those present in person or by proxy and voting, not taking into consideration abstentions.

1.14.            The amendment to the Articles of Association of the Company, as set forth in Section 1.2 above, shall include that at a majority of the directors then in office shall constitute a quorum for any meeting of the Board, except that with respect to any meeting of the Board in which it is proposed to approve any of the matters set forth in Section 1.13, the quorum for the first meeting shall be 70% of the directors then in office, and the quorum for any adjourned meeting shall be a majority of the directors then in office.

1.15.            An amendment to the Articles of Association to amend or to have the effect of modifying any of the provisions included in this Section 1 shall require the agreement of both Designating Shareholders, and each Shareholder shall vote and shall cause its affiliates to vote all of their Shares (i) against such amendment unless both Designating Shareholders mutually agree to vote in favor of such amendment, and (ii) in favor of such amendment if both Designating Shareholders mutually agree to vote in favor of such amendment. Notwithstanding the foregoing, in the event that, pursuant to Section 1.3, any Designating Shareholder is entitled to designate only two directors, then (a) its consent for an amendment of the Articles of Association to amend or have the effect of modifying any of the provisions of Sections 1.13 or 1.14 shall not be required, and (b) each Shareholder shall vote and shall cause its affiliates to vote all of their Shares in favor of such amendment if the other Designating Shareholder determines to vote in favor of such amendment.

1.16.            The provisions in this Section 1 above shall enter into effect at and subject to the Rivel Closing, provided that the applicable provisions in this Section 1 above shall be subject to and shall be effective from: (i) the grant of the approval from the Ministry of Communication under the licenses granted to the Company therefrom, with respect to any provision of this Section 1 above that requires such approval under such licenses; and (ii) the grant of the approval under the Israeli Restrictive Trade Practices Law, 1988 and the regulations promulgated thereunder or the expiration or waiver of the applicable waiting period thereunder, with respect to any provision of this Section 1 above that requires such approval. As promptly as practicable after the date of this Agreement, the parties shall use their commercially reasonable efforts to deliver and file each notice, report or other document, or obtain the consent or approval, required to be delivered, or filed by such party with, or obtained from any governmental or regulatory authority or any third party, with respect to this Agreement and the transactions contemplated hereby. Each of the parties shall cause all documents that it is responsible for filing with or delivering to any governmental or regulatory authority or any third party to comply as to form and substance in all material respects with the applicable legal requirements and contractual obligations and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental or regulatory authority or any third party and shall comply promptly with any such inquiry or request.

2.             Dividend Policy. The Shareholders acknowledge and agree that, subject to discretion of the Board from time to time and to the extent permitted by applicable law, the Company shall distribute to its shareholders, after the end of each calendar quarter 50% of the net income recorded in the Company's quarterly financial statements for such preceding quarter (the “Dividend Policy”).

3.             Allocation of Sales under Rule 144. Without limitation of the other provisions of this Section 3, if at any time during the term of this Agreement, either Shareholder files with the US Securities and Exchange Commission a Form 144, to allow such Shareholder to sell Shares in brokered transactions under Rule 144 promulgated under the Exchange Act, then such Shareholder will notify the other Shareholder in writing of such filing within two business days thereafter. The other Shareholder shall notify the first Shareholder in writing, within two business days after receipt of the written notification from the first Shareholder, whether it intends to file a Form 144, in which case the second Shareholder will file its Form 144 within two business days after providing such notification to the first Shareholder. If the second Shareholder does not file such Form 144, then the first Shareholder (and any other party with whom such Shareholder has similar arrangements) may sell in brokered transactions under Rule 144 and while complying with the provisions of this Agreement, during the three-month period covered by its Form 144, the maximum number of Shares permitted to be sold by the Shareholders under Rule 144 during such period. If both Shareholders file Forms 144, they may sell, during the three-month periods covered by their Forms 144, pro rata amounts of Shares out of the maximum amount of shares permitted to be sold under Rule 144 during such period, which pro rata calculations shall be based on the respective beneficial ownership of Shares by such Shareholders and their affiliates as of the date of the notification provided by the first Shareholder as set forth above. In the circumstances described in the previous sentence, if a Shareholder is required to allocate a portion of such sale to any other party, then such portion shall be allocated to such other party as agreed with such other party, and shall not increase the pro rata portion of the other Shareholder. By the end of the first 30-day period of the foregoing three-month period covered by its Form 144, each Shareholder will notify the other Shareholder whether it intends to exercise its pro rata sale rights in full through the expiration of such three-month period. A Shareholder that does not so notify the other Shareholder (assuming the first Shareholder did notify) will be deemed to have elected not to sell its pro rata portion (or the remaining amount at such time), thereby enabling the other Shareholder that did notify of its intent to sell, to sell its pro rata portion as well as the other Shareholder’s pro rata portion (or the remaining amount after such first 30-day period). If neither Shareholder notifies the other Shareholder as set forth herein, both Shareholders may continue selling their pro rata portions.

4.             Registration Rights. The Shareholders confirm their understanding that the registration statement on Form F-3 currently in effect with respect to re-sales of shares by current shareholders (including Del-Ta) shall be supplemented to include Viola as a selling shareholder with respect to all Shares purchased from Rivel and Kardan, and that such registration statement shall continue to be in effect, subject to applicable law. The Shareholders further confirm that in the event that a new registration statement replaces or succeeds the existing F-3, then the foregoing provision shall apply to such registration statement.

5.             Share Adjustments. In the event of any share split (bonus shares), share dividend (including any dividend or distribution of securities convertible into share capital), recapitalization, reorganization, combination or other like change with respect to the Company’s shares, or the acquisition or receipt by any Shareholder of additional Shares, the provisions of this Agreement shall apply also to any such Shares issued to, purchased or otherwise held by the Shareholders. In the event of any share split (bonus shares), share dividend (including any dividend or distribution of securities convertible into share capital), recapitalization, reorganization, combination or other like, any reference in this Agreement to a specified number of shares, shall be adjusted such that it would relate to the specified number of shares after giving effect to such event.

6.	Participation in Purchases.

6.1.              At any time, and from time to time after the date hereof, if any Designating Shareholder or its affiliates (the “Purchasing Party”) wishes to purchase, directly or indirectly other than from a Permitted Transferee (each, a “Purchase”), any Purchased Shares (as defined below), then such Purchasing Party shall be required to notify the other Designating Shareholder (the “Participant”) by sending the Participant a written notice (a “Purchase Notice”) and to offer the Participant to purchase one half (but not less than one half) of the Purchased Shares. The Purchase Notice shall specify: (i) the maximum number of Purchased Shares that the Purchasing Party wishes to purchase; (ii) the maximum price that the Purchasing Party intends to pay as consideration for the Purchased Shares, which shall be stated in cash, and the terms of payment thereof, and (iii) if a term sheet or a definitive agreement is signed or the material terms of the purchase have been agreed with a prospective third party seller for the sale of Purchased Shares, the identity of such prospective third party seller and the material terms of the purchase.

“Purchased Shares” means Shares, and, in the case of Viola, other than Shares purchased in the Rivel Closing, the Kardan Closing, pursuant to the exercise the put or call options under the Kardan SPA, or any Shares purchased from Kardan or Rivel pursuant to the exercise of Viola's rights under the Kardan Shareholders Agreement or the Rivel Shareholders Agreement, respectively.

6.2.              If the Participant wishes to purchase one half of the Purchased Shares upon the terms set forth in the Purchase Notice, it shall notify the Purchasing Party of its agreement to purchase the same by no later than seven (7) business days of receipt of the Purchase Notice, or three (3) business days in case of Public Purchase (as defined below), and such indication shall constitute an irrevocable acceptance made by the Participate to purchase such Purchased Shares. The Purchasing Party shall be obligated to purchase the Purchased Shares with the Participant only if the acceptance of the Participant is in respect of the purchase of half (but not less than half) of the Purchased Shares on the terms and conditions as described in the Purchase Notice.

“Public Purchase” means purchases on the stock exchange on which the Ordinary Shares are traded at such time, including, without limitation, in open market transactions.

6.3.              Other than where the contemplated purchase is a Public Purchase (as to which Section 6.4 shall apply), if the Participant declines to purchase one half of the Purchased Shares upon the terms specified in the Purchase Notice or does not notify the Purchasing Party of its agreement to purchase half of the Purchased Shares within the applicable acceptance period mentioned above, then the Purchasing Party may purchase all (but not less than all) of the Purchased Shares from any third party, provided that (i) a binding agreement with respect to such purchase is entered into within 90 days following the expiration of the foregoing applicable acceptance period and (ii) such purchase is consummated within 180 days after expiration of the applicable acceptance period mentioned above (which period may be extended by the Purchasing Party by an additional 45 days if the consummation of such purchase has not occurred due to not obtaining regulatory approvals required for such consummation) and at a price that is not lower than that specified in the Purchase Notice, and on other terms (including, payment terms and any other rights, benefits or privileges provided by the transferor or its affiliates) that are not more favorable to the Purchasing Party than those specified in the Purchase Notice (it being agreed that a different scope of representations, warranties, covenants and indemnities shall not be deemed more favorable).

6.4.              In case of a Public Purchase, if the Participant accepts to purchase less than one half of the Purchased Shares, declines to purchase any Purchased Shares upon the terms specified in the Purchase Notice or does not respond to the Purchase Notice within the applicable period mentioned above, then the Purchasing Party may Purchase not less than 75% of the Purchased Shares, provided that such purchase is consummated (i) at a price that is not lower than 95% of the price specified in the Purchase Notice, and (ii) within 45 days following the expiration of the foregoing applicable acceptance period, or 90 days, in case of a tender offer.

6.5.              Any transaction contemplated under the Purchase Notice that is not consummated by the Purchasing Party in compliance with subsections 6.3 or 6.4, as applicable, shall require the Purchasing Party to again comply with the terms and conditions of this Section 6.

6.6.              If the Participant agrees to purchase one half of the Purchased Shares upon the terms specified in the Offer, the Purchasing Party shall purchase the Purchased Shares with the Participant against payment by the Participant of the aggregate consideration as specified in the Purchase Notice or, with respect to a Public Purchase, at the price as set forth in Section 6.4, subject to any tax withholding required pursuant to applicable law. The closing of the purchase of the Purchased Shares shall take place on the date agreed between the Purchasing Party and the seller. As a condition to participating in the purchase, the Participant shall be required to sign, deliver and execute the same documents and agreement as the Purchasing Party.

6.7.              Notwithstanding anything to the contrary, the Purchasing Party shall be entitled to consummate the Purchase of Purchased Shares without complying with any of the foregoing provisions, provided that in such event the Purchasing Party shall notify the Participant of the purchase of the Purchased Shares within 14 days after the consummation of such purchase, shall offer the Participant to purchase from it one half of the Purchased Shares purchased by the Purchasing Party on terms no less favorable to the Participant than those pursuant to which the Purchased Shares were purchased and the provisions of this Section 6 shall apply (with reference to the date of such notice).

6.8.              Each Purchasing Party shall be entitled to apportion or assign its right to purchase Purchased Shares as a Participant among its Permitted Transferees.

6.9.              Notwithstanding anything to the contrary herein, the provisions of this Section 6 shall not apply to (i) any Public Purchase of Shares by either Purchasing Party to the extent that the Shares purchased by such Purchasing Party, together with all other Public Purchases by such Purchasing Party during the preceding 12 months constitute up to 4% of the issued and outstanding share capital of the Company at the time of such purchase, and, (ii) purchases of Shares from Permitted Transferees as set forth in clauses (i), (ii) and (iv) of the definition of “Permitted Transferee” (and for purposes of this section, clause (iv) shall refer to the Shares held by them on the date hereof, including, in the case of Viola, purchases in the Rivel Closing, the Kardan Closing, pursuant to the exercise of the put or call options under the Kardan SPA, or any Shares purchased from Kardan or Rivel pursuant to the exercise of Viola's rights under the Kardan Shareholders Agreement or the Rivel Shareholders Agreement, respectively).

6.10.            For purposes of this Agreement, “Permitted Transferee” means (i) with respect to a natural person, the spouse and lineal descendant of such person, or trust for the benefit of the foregoing, or a company controlled (where control means herein the holding of a majority of the voting power or a majority of the power to elect directors) by such natural person or any of the foregoing; (ii) in case of an incorporated Shareholder - any affiliate of such Shareholder; (iii) in case of Viola, in addition to the above, any of its current or retired partners or members; any person (and its respective current or retired partners or members) managed or co-managed by the same management company or the same managing general partner or by the person which controls, is controlled by, or is under common control with such management company or managing general partner; or any person or entity that controls, is controlled by, or is under common control with any such person; and (iv) in the case of Viola, any of Rivel, Kardan, any of their Permitted Transferees (as defined in any of the above subsections) and any of their respective Permitted Transferees and other transferees that become parties to the Rivel Shareholders Agreement or the Kardan Shareholders Agreement, respectively.

6.11.              Notwithstanding anything to the contrary in Section 8.18, any notice that a party is required to send to the other party pursuant to this Section 6 will only be delivered and considered effective: (i) if sent by messenger, upon delivery; (ii) if sent by electronic mail or facsimile, upon transmission and electronic confirmation of delivery or (if transmitted and received on a non-business day or not during normal business hours at the place of recipient) on the first business day following transmission and provided that the sender confirms by telephone that the notice was received by the recipient.

7.	Term; Termination.

7.1.              Each Designating Shareholder may terminate this Agreement by written notice to the other Designating Shareholder if the Rivel Closing has not occurred or if the Rivel Purchase Agreement has been terminated within ninety (90) day following the date hereof, provided that the right to terminate this Agreement under this Section 7.1 shall not be available to a party if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Rivel Closing.

7.2.              After the Rivel Closing, each Designating Shareholder may terminate this Agreement by written notice to the other Designating Shareholder commencing on the first date on which the first Designating Shareholder and its Permitted Transferees holds in the aggregate less than 10% of the voting power in the Company, which termination shall be effective as of and from the lapse of 30 days from the delivery of such termination notice, unless at such time the first Designating Shareholder holds and its Permitted Transferees hold in the aggregate at least 10% of the voting power in the Company.

7.3.              In the event of termination of this Agreement as provided herein, this Agreement shall forthwith become void and there shall be no liability or obligation on either party, except that this Section 7.3 and Section 8 shall remain in full force and effect and survive any termination of this Agreement in accordance with their terms, and that such termination shall not relieve a party from liability arising out of a breach prior thereto.

8.	Miscellaneous.

8.1.              Further Assurances. The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary to effect the provisions and purposes of this Agreement and giving full effect to the provisions contemplated hereby.

8.2.              Holding Notice. Each Shareholder shall notify in writing the other Shareholder after it learns that it and its Permitted Transferees hold in the aggregate less than of 10% voting power in the Company, and upon receipt of the other Shareholder’s written request, shall certify in writing to such Shareholder the number of Shares then held by it and its affiliates.

8.3.              Transfer of Shares; Encumbrances. A Shareholder shall not be subject to any restrictions or limitations on the transfer of any Shares other than under applicable law, except that the transferee of such Shares (except in case of a Public Sale) shall be bound by the terms of this Agreement to the same extent as the respective Shareholder that transfers such Shares, as if the third party transferee were an original “Shareholder” hereto, by delivering a counterpart of this Agreement to the other parties hereto within no more than seven (7) business days after the transfer. “Public Sale” means a transfer on the stock exchange on which the Ordinary Shares are traded at such time, including, without limitation, in open market transactions, sales through the framework of an accepted “blind trustee” in relation to the sale of shares by interested parties in certain periods or in accordance with Rule 144 under the Securities Act of 1933.  In the event that any Shareholder proposes to create, an Encumbrance (as defined below) on any Shares then such Encumbrance shall be permitted only if the person in favor of which the Encumbrance is created or to which it is granted acknowledges and agrees in a written document (including within the documents creating or granting the Encumbrance) delivered to the other Shareholder(s) to be bound by the provisions of Section 1. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, adverse claims, restrictions, options, proxies, security interest, encumbrance, or any other rights of third parties that would impose any restriction on the exercise by the Shareholder of sole voting or dispositive power over any security or any other attribute thereof.

8.4.              Permitted Transferees. For all purposes under this Agreement, each party and its Permitted Transferees (other than the Permitted Transferees under clause (iv) of the definition thereof) which are or become the holders or owners of Shares, whether directly or beneficially, shall be considered as one party, enjoying jointly (and only jointly) all the rights and jointly and severally assuming all of the obligations pursuant to the terms of this Agreement. If one or more Permitted Transferees of a Shareholder (other than the Permitted Transferees under clause (iv) of the definition thereof) is or becomes the holder or owner of Shares, then the original parties hereto or their successor (and notwithstanding any later Transfer), shall be deemed, for all intents and purposes, to have been granted an irrevocable power of attorney from their respective Permitted Transferees owning or holding Shares with respect to all matters arising under this Agreement and only the original parties hereto or their successor shall be entitled to send or receive any of the notices contemplated herein. Any decision, act or omission by such party (other than the Permitted Transferees under clause (iv) of the definition thereof) shall be binding upon its Permitted Transferees. To the extent requested by a party hereto, the Permitted Transferee (other than the Permitted Transferees under clause (iv) of the definition thereof) shall be required to provide to the requesting party instruments that are required under applicable law to ensure the binding effect of this Section 8.4.

8.5.              Fees and Expenses. Each Shareholder shall bear its own legal fees and all related expenses in connection with this Agreement.

8.6.              No Restriction on Board Discretion. For the avoidance of any doubt, nothing in this Agreement is intended or shall be construed so as to limit in any manner the discretion or authority of any member of the Board of Directors of the Company or to impose any obligation or restriction on any such member or any person designating or electing such member.

8.7.              Entire Agreement. This Agreement, the exhibits and the schedules hereto and the documents and instruments and other agreements among the parties referenced herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any other agreement, written and oral, that may have been made or entered into by the Shareholders relating to the transactions contemplated by this Agreement.

8.8.              Amendment; Waiver. Any term of this Agreement may be amended (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of all Designating Shareholders, provided that in the event that a Designating Shareholder Transfers all of its Shares, in one or more transactions, to more than one transferee, then for purposes of this sentence, all such transferees (other than transferees in Public Sales) shall constitute together one Shareholder and the consent under this sentence shall be deemed granted if signed by such transferee(s) holding a majority of the Shares held by such Designating Shareholder immediately prior to the transfer. The observance of any term of this Agreement may be waived in writing (either generally or in a particular instance and either retroactively or prospectively) by the party benefiting from such term, and the proviso of the previous sentence shall equally apply. Any amendment or waiver affected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

8.9.              Press Releases. No party shall issue any statement or communication to any third party (other than their respective agents, partners, affiliates and representatives that are bound by confidentiality restrictions) regarding this Agreement, its existence and content, or the transactions contemplated hereby, without the consent of the other parties hereto, except as determined by the relevant party to be required to comply with applicable legal requirements and the rules of any stock exchange.

8.10.            Remedies. The parties hereby acknowledge that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of their obligations hereunder and that, in addition to any other remedy which may be available to a party hereunder or in law or equity, and without any wavier or limitation with respect thereto, a party shall be entitled to injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.11.            Assignment. Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that this Agreement or any of the rights, interests or obligations under this Agreement may be assigned by a Designating Shareholder, upon written notice to the other Designating Shareholder, to any of its affiliates (including, in the case of Viola, Viola Credit or Viola Partners). Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators.

8.12.            Viola Designation. The entity executing this Agreement and any instrument or agreement attached or referred to herein as Viola (“Executing Party”) is signing this Agreement on behalf of itself or as a nominee or trustee of an affiliate thereof, as shall be indicated in writing to Del-Ta following the execution of this Agreement. In case this Agreement is signed by the Executing Party as a nominee or trustee, then any reference to “Viola” hereunder shall refer to such affiliate, as if an original party hereof, and the Executing Party shall have no further rights or obligations hereunder.

8.13.            Rivel Closing; Kardan Closing.

8.13.1.              Del-Ta hereby irrevocably waives any right that it may have to purchase any of the Shares that are subject to the Rivel Purchase Agreement, notwithstanding anything to the contrary in any agreement between Del-Ta and Rivel, and Del-Ta further confirms that it will have no claims or demands as a result of or in connection with the Rivel Purchase Agreement, the Rivel Shareholders Agreement or the consummation of the transactions contemplated thereby and that it will not to take any action that may prevent or delay the Rivel Closing. As long as the Rivel Purchase Agreement has not been terminated, the Rivel Closing may take place at any time after the date hereof without triggering again the rights of Del-Ta under Section 4.1 of the Shareholders Agreement, dated October 5, 2006 among Del-Ta and Rivel, as amended (the “Rivel 2006 Agreement”), and that the 75 day period referred to therein shall be disregarded and shall not apply. Del-Ta undertakes not to take any action that would have the effect of extending the term of the Rivel 2006 Agreement, and hereby irrevocably agrees that, as of the Rivel Closing, the Rivel 2006 Agreement shall have no further force and effect. Rivel shall be deemed to be a third party beneficiary of this Section 8.13.1.

8.13.2.              Del-Ta hereby irrevocably waives any right that it may have to participate in or join the transfer of Shares that are subject to the Kardan Purchase Agreement, notwithstanding anything to the contrary in any agreement to which Del-Ta or Kardan is a party, and Del-Ta further confirms that it will have no claims or demands as a result of or in connection with the Kardan Purchase Agreement, the Kardan Shareholders Agreement or the consummation of the transactions contemplated thereby and that it will not to take any action that may prevent or delay the Kardan Closing. Del-Ta agrees that, notwithstanding anything to the contrary in any agreement to which Del-Ta or Kardan is a party, as long as the Kardan Purchase Agreement has not been terminated, the Kardan Closing may take place at any time after the date hereof without triggering again the rights of Del-Ta under Section 2 of the Agreement, dated October 5, 2006 among Del-Ta, Kardan and Rivel, as amended, and that the 75 day period referred to therein shall be disregarded and shall not apply. Kardan and Rivel shall be deemed to be a third party beneficiary of this Section 8.13.2.

8.13.3.              Viola confirms that in entering into the Rivel Purchase Agreement and the Kardan Purchase Agreement, it has not relied upon, and has not received any representations or warranties of Del-Ta with respect to the Company, its business or its affairs.

8.14.            Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.15.            Definitions. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word “person(s)” shall include an individual, corporation, partnership, association, trust, enterprise or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; the phrase or words “beneficial ownership” of any securities or “own” (and words and phrases of similar import) shall include ownership of record or beneficial ownership for purposes of Rule 13d-3 under the Exchange Act (and for the purposes of Rule 13d-3(d)(1)(i) as if the right to acquire beneficial ownership of such security would have been within 60 days); the word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act of 1933, as amended; the word “group” shall mean any group of persons acting together in the manner described in Rule 13d-5(b)(1) under the Exchange Act; and the term “business day” (whether or not used as a capitalized term) shall mean each day that is not a Friday or Saturday, or on which banking institutions located in Tel Aviv, Israel are authorized or obligated by law or order to close.

8.16.            Interpretation. The headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. The recitals, exhibits and schedules form an integral part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the exhibits and schedules hereto. Each of the parties acknowledges that it had assessed the risk, uncertainties and benefits of the transactions contemplated by this Agreement, and that it was represented by legal counsel in the negotiation, execution and delivery of this Agreement. Accordingly, and based on the foregoing facts, among other factors, each party acknowledges and agrees that, for purposes of interpreting this Agreement, no party has had any preference in the design of the provisions of this Agreement (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended).

8.17.            Severability. If any provision of this Agreement or the application thereof becomes or is declared by a court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

8.18.            Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Viola:
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach Israel
Attention:	Harel Beit-On
Telephone No.:	(972)-(9)-9720433
Facsimile No.:	(972)-(9)-9594952
Email:	harelb@violape.com

With a copy to (which shall not constitute notice):
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd. Ramat Gan 52506, Israel
Attention:	Dan Shamgar, Advocate
Shira Azran, Advocate
Telephone No.:	(972)-(3)-610-3100
Facsimile No.:	(972)-(3)-6103-111
Email:	dshamgar@meitar.com
sazran@meitar.com

If to Del-Ta:
Intergamma Building
4 HaAlon Street, PO Box 3805
Kefar Neter Industrial Park, Israel
Attention:	Roni Oren, director
Telephone No.:	(972)-(0)3-6979702
Facsimile No.:	(972)-(0)3-6979701
Email:	ron@rapac.co.il

With a copy to (which shall not constitute notice):
Weksler, Bregman & Co
23 Yehuda Halevy Street, Discount Tower, 22nd Floor
Tel-Aviv 65136 Israel
Attention:	Ofer Yankovich, Advocate
Telephone No.:	(972)-(0)3-5119340
Facsimile No.:	(972)-(0)3-5119301
Email:	ofer@wblaw.co.il

Without derogating from and subject to Section 6.11, any notice sent in accordance with this Section 8.18 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by airmail two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of delivery or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of delivery; provided, however, that any notice of change of address shall only be valid upon receipt.

8.19.            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Shareholders have each caused this Shareholders Agreement to be duly executed as of the date first above written.

Viola P.E. GP Ltd.
By:	/s/ Harel Beit-On /s/ Sami Totah
Harel Beit-On
Sami Totah
Del-Ta Engineering Equipment Ltd.
By:	/s/ Roni Oren /s/ Haim Mazuz
Roni Oren, Director
Haim Mazuz, CFO